Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

Set forth below is the letter to the stockholders of Vringo, Inc. (the “Company”) from Andrew D. Perlman, the Company’s President and Chief Executive Officer, dated June 20, 2012, which accompanies the Company’s 2011 annual report and proxy materials to be mailed today to the Company’s stockholders of record as of the close of business on June 8, 2012 in connection with the Company’s annual meeting of stockholders.

Vringo, Inc.

44 W. 28th Street, Suite 1414

New York, New York 10001

Dear Stockholders:	June 20, 2012

2011 was our first full year as a public company and a very exciting one in the growth of the company. With increasing demand for mobile applications, Vringo has emerged as an innovative competitor within this expanding market sector. As we move further into 2012, we look to expand this business with an increasing focus on intellectual property.

We have worked diligently to develop our relationships with both mobile carriers and handset manufacturers. We were pleased to announce a carrier partnership with multinational telecommunications corporation, Orange, and our affiliations with leading headset manufacturers: Nokia and ZTE.

While 2011 proved to be a successful year, we believe that our strategy for 2012 has already begun to demonstrate how Vringo is poised for an increase in market growth. We have developed a new strategic direction that aims to increase shareholder value. Most notably, we are excited to announce a proposed new combined entity for our shareholders. On March 12, 2012, Vringo entered into a definitive merger agreement with Innovate/Protect, Inc. Innovate/Protect, which was founded in 2011, seeks to monetize intellectual property assets. Through the integration of two high profile technology sectors, Mobile Social and Intellectual Property, we believe that Vringo will be able to enhance its opportunities for revenue generation and increased shareholder value. Under the creative expertise of Andrew “Ken” Lang, who will become President and CTO upon the consummation of the merger, we expect to be able to continue to grow our mobile business.

In September 2011, Innovate/Protect through its subsidiary, I/P Engine, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia against five companies including Google and AOL. The patents cover the frequently used technology of ranking of search results and the placement of search advertising results. We see an opportunity to drive growth through this proposed merger and the aforementioned patent infringement case. We believe that this merger, if consummated, will provide us with the opportunity to expand upon our already growing Intellectual Property portfolio.

I would like to thank all of you for your confidence in Vringo. We will continue to honor that trust with our commitment, effort, and transparency. We look forward to the completion of our merger with Innovate/Protect and continuing to grow the business.

Thank you for your ongoing support.

Sincerely,

Andrew Perlman

President, Chief Executive Officer and Director

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, or Innovate/Protect or the solicitation of any vote or approval. In connection with the proposed transaction, Vringo filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement/prospectus of Vringo. The definitive proxy statement/prospectus of Vringo will be mailed to the stockholders of Vringo and the stockholders of Innovate/Protect beginning today. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the definitive proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety because it will contain important information about Vringo, Innovate/Protect and the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the definitive proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo’s directors and executive officers is contained in Vringo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on March 30, 2012, and in the definitive proxy statement/prospectus. Information regarding Innovate/Protect’s directors and officers and a more complete description of the interests of Vringo’s directors and officers in the proposed transaction is available in the definitive proxy statement/prospectus.